UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   May 4, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 29 January 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 3.0 billion in the period from 29 January 2009 to 5 August 2009.

Since the announcement as of 27 April 2009, the following transactions have been made under the programme:

                            NUMBER OF               AVERAGE          TRANSACTION
                               SHARES        PURCHASE PRICE               VALUE,
                                                                             DKK
ACCUMULATED, LAST
ANNOUNCEMENT                4,817,641                              1,331,977,835
27 April 2009                  90,000                270.18           24,316,200
28 April 2009                  90,000                267.97           24,117,300
29 April 2009                  90,000                270.08           24,307,290
30 April 2009                 105,000                272.96           28,660,800
1 May 2009                     75,000                271.80           20,385,000
ACCUMULATED UNDER
THE PROGRAMME               5,267,641                              1,453,764,425

Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 30,430 B-shares in the period from 27 April to 1 May. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 30,089,593 treasury shares, corresponding to 4.7% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

The Annual General Meeting of Novo Nordisk A/S, which was held on 18 March 2009, approved a 2.2% reduction in the total share capital by cancellation of 14,000,000 treasury B shares of DKK 1 at a nominal value of DKK 14,000,000. After the legal implementation of the share capital reduction, which is expected to take place after expiry of the legal notice period in June 2009, Novo Nordisk's share capital will amount to DKK 620,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 512,512,800. Taking into account the expected cancellation Novo Nordisk would currently own 2.6% of such reduced share capital.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                  Investors:

Outside North America:                  Outside North America:
Mette Kruse Danielsen                   Mads Veggerby Lausten
Tel: (+45) 4442 3883                    Tel: (+45) 4443 7919
mkd@novonordisk.com                     mlau@novonordisk.com

                                        Kasper Roseeuw Poulsen
                                        Tel: 4442 4471
                                        krop@novonordisk.com

In North America:                       In North America:
Sean Clements                           Hans Rommer
Tel: (+1) 609 514 8316                  Tel: (+1) 609 919 7937
secl@novonordisk.com                    hrmm@novonordisk.com

Company Announcement no 26 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 4, 2009                             NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer